UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-16129

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRS 401(k) Retirement Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUOR CORPORATION

6700 Las Colinas Boulevard

Irving, Texas 75039

Audited Financial Statements

and Supplemental Schedule

TRS 401(k) Retirement Plan

As of December 31, 2007 and 2006 and for the year ended
December 31, 2007

with Report of Independent Registered Public Accounting Firm

TRS 401(k) Retirement Plan

Index to Audited Financial Statements

and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

The Investment Committee

TRS 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the TRS 401(k) Retirement Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dallas, Texas	/s/ Ernst & Young LLP
June 27, 2008

TRS 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

Assets
Investments:
Investment in Fluor Corporation Master Trust – at fair value	$19,628,800	$19,065,783
Loans to participants	146,333	221,956
Total assets	19,775,133	19,287,739

Liabilities
Payable to Fluor Daniel Craft Employees 401(k) Retirement Plan	—	47,635
Total liabilities	—	47,635
Net assets available for benefits – at fair value	19,775,133	19,240,104
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(32,183)	—
Net assets available for benefits	$19,742,950	$19,240,104

See accompanying notes.

TRS 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Additions (deductions) in net assets:
Contributions:
Participants	$3,028,911
Company	79,465
Rollover	24,279
Total contributions	3,132,655

Investment income:
Share in net investment income of Fluor Corporation Master Trust	2,765,463
Interest income on participant loans	11,903
Investment income	2,777,366

Benefits, terminations, and withdrawals	(3,037,373)
Administrative expenses	(177,299)
Asset transfers to Fluor Corporation Salaried Employees’ Savings Investment Plan	(2,192,503)
Net increase in net assets available for benefits	502,846

Net assets available for benefits:
Beginning of year	19,240,104
End of year	$19,742,950

See accompanying notes.

TRS 401(k) Retirement Plan

Notes to Financial Statements

1.  Description of the Plan

The TRS 401(k) Retirement Plan (the Plan) was established on September 1, 1991, by Total Recruiting Services, Inc., currently TRS Staffing Solutions, Inc. (TRS or the Company), as a contributory defined contribution plan.  TRS is a wholly-owned subsidiary of Fluor Corporation (Fluor).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The following provides only general information about the Plan.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is managed by Fluor’s Global Benefits, Benefits Administrative, and Investment Committees (collectively, the Committees).  The Global Benefits Committee is responsible for plan design and funding strategies, including corporate contributions.  The Benefits Administrative Committee interprets the Plan’s documents and administers the Plan on behalf of participants.  The Investment Committee establishes investment policies and objectives including the investment portfolio diversification and risk concentration guidelines and monitors investment activity and ongoing investment performance.  The Investment Committee may appoint professional investment managers to manage the investment accounts of the Fluor Corporation Master Trust (the Master Trust) in accordance with ERISA requirements and the Investment Committee’s guidelines.

The Master Trust Agreement requires that The Northern Trust Company (the Trustee), either directly or indirectly, hold the Plan’s assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Committees, or their designees.

Eligibility, Contributions, and Vesting

Employees are eligible to participate following the completion of one hour of service with the Company.  If a terminated employee is reemployed by the Company, such employee is immediately eligible to participate in the Plan upon reemployment, provided such person was an eligible employee at the date of termination.

Eligible participants may elect to contribute to the trust created under the Plan (the Trust) amounts ranging from 1 percent to 20 percent of their compensation, as defined.  However, the maximum monthly contribution percentage may be decreased for highly compensated employees.  Participants who have attained age fifty before the end of the plan year are eligible to make catch-up contributions.

Participants may change their contribution percentages at their own discretion; such contribution percentage changes become effective as soon as administratively possible following receipt of the change request by the recordkeeper.

All eligible salaried employees who have completed one or more years of service with the Company receive an annual Company contribution at a rate determined annually by the Company.  There is no guaranteed minimum for Company contributions.  Company contributions are participant-directed.  For the year ended December 31, 2007, the Company matched salaried participant contributions up to a maximum of 4 percent of eligible compensation for eligible participants.

Participants are fully vested at all times in all contributions and earnings thereon.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

Benefits, Terminations, and Withdrawals

Upon total and permanent disability, death, retirement, or termination of employment, participants are eligible to receive a distribution of the full value of their accounts.  Distributions are made in lump-sum, and participants invested in Fluor common stock may request Fluor common shares valued at current market value in lieu of or in combination with cash.  If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment unless the participant elects a direct rollover of such account balance. If the amount to be distributed exceeds $1,000, and the participant does not request a distribution, the participant’s account shall remain in the Plan and may be withdrawn or distributed at the participant’s request, or as minimum required distributions beginning when the participant attains age 70½.  When a participant dies, the entire amount in the participant’s account is allocated to the participant’s beneficiary(ies), as described in the Plan document.

Under certain hardship conditions, as defined in the Plan document, participants may elect to withdraw a portion of their account balance at any time during the Plan year.  Additionally, participants who have reached age 59½ have the option of withdrawing all or part of their vested account balance at any time.

Participant Loans

The Plan allows participants to borrow up to one-half of their account balance, not to exceed $50,000 reduced by their highest loan balance in the previous 12 months.  Such loans bear interest at the prime rate and are payable through monthly installments for up to a 15-year period for a primary residence loan or a five-year period for all other loans.  Participants are only allowed one outstanding loan.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated September 9, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related Trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan’s Benefits Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related Trust is tax-exempt.

Participant Accounts

An individual account is maintained for each participant in each designated fund.  Each account is adjusted daily for contributions and net investment income or loss allocated to the individual participants in each fund.  Participants are allowed to transfer a portion or all of the balance in their accounts from one investment fund to any other investment fund on a daily basis.  However, participants can transfer a portion or all of the balance in their accounts into Fluor common stock and non-U.S. equities only once per calendar month.  Effective March 6, 2008, participants can transfer a portion or all of the balance in their accounts into Large Cap Growth, Large Cap Value, Small Cap Growth or Small Cap Vaue only once per calendar month.  If no funds are selected, then the contributions are designated to the LifePath® funds managed by Barclays Global Investors (BGI) and may be subsequently allocated to other funds at the discretion of the participant.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

Other Provisions

Participants may contribute distributions into the Plan which were received from previous employers’ qualified retirement plans (rollover contribution).  If a participant transfers to or from another wholly owned subsidiary of Fluor that does not participate in the Plan, the participant’s entire account balance may be transferred to or from any other Fluor-sponsored plan.

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time.

2. Summary of Significant Accounting Policies

Investments

The Plan’s investments, except for participant loans, are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates, in the Master Trust.  The Plan’s investments, including the underlying investments of the Master Trust, are stated at fair value or estimated fair value as follows:

Investments in government securities, bonds, corporate equity securities, including Fluor common stock, are valued at the last reported sale price on the last business day of the Plan year.  Securities not traded on the last business day are valued at the last reported bid price.  The estimated fair value of the investments in the common or collective trusts represent the underlying net asset value of the shares or units of such funds as determined by the issuer. The self-directed brokerage account is comprised of participant-directed investments in mutual funds.  Mutual funds are valued at fair value which represents the net asset value of the shares of such fund as of the close of business at the end of the period.  Participant loans are valued at unpaid principal balances.

Investments in the stable value fund are stated at the fair value of the underlying synthetic guaranteed investment contracts (“synthetic GICs”). The fair value of synthetic GICs is calculated based on the fair values of the underlying securities. A synthetic GIC is comprised of two components, an underlying asset and a “wrapper” contract. Wrapper contracts essentially modify the investment characteristics of underlying securities to those of guaranteed investment contracts.  A guaranteed investment contract is an insurance contract that guarantees its owner principal repayment and a stated rate of interest for a predetermined period ot time.  The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract value. Contract value represents contributions made, plus interest earned, less withdrawals. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, disability or death, or participant-directed transfers, in accordance with the terms of the Plan.

Derivative instruments are recorded at their fair values with changes in fair values reported in the Statement of Changes in Net Assets Available for Benefits in the “Share in net investment income of Fluor Corporation Master Trust” in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Derivatives in the Master Trust primarily consist of foreign exchange forward contracts that are used to manage risks related to exposures in foreign currency.  The Master Trust may also invest in fixed income and cash and cash

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

equivalent futures; fixed income, cash and cash equivalents, and other options; swaps; mortgage derivatives; and structured notes.

Net investment income (loss) of Master Trust Accounts is allocated daily to the Plan based on the ratio of fair values of the Plan’s investment in each Master Trust Account to the total fair value of the related Master Trust Account as of the beginning of the day.

Purchases and sales of investments are recorded on the trade date.  Realized gains or losses on sales, redemptions, or distributions of investments are based upon each investment manager’s average historical cost.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Master Trust invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Master Trust’s concentrations of credit risk are dictated by the Plan’s provisions, as well as those of ERISA and participants’ investment preferences (Note 1).  The Master Trust’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each insurance company.  The Investment Committee believes that no significant concentrations of credit risk exist within any investment option at December 31, 2007 and 2006.

Estimated fair values of investments in the common or collective trusts may differ significantly from what their values would have been had a ready market for such investments existed because of the inherent uncertainty of valuation in the absence of readily ascertainable fair values.

Contributions

Participant contributions are recorded when the Company makes payroll deductions from the participants’ compensation.  Company matching contributions, if any, are recorded at the same time as the participant contribution. Contributions are funded to the Plan following the payroll payment date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Reclassification

In 2007, Plan management determined that all Plan assets, with the exception of participant loans, are held by the Fluor Corporation Master Trust.  As a result, mutual funds, the Short-Term Investment Fund (a common or

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

collective trust), and interest and dividends receivable as reported in the 2006 financial statements have been reclassified to Investment in Fluor Corporation Master Trust to conform to the 2007 presentation.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a common definition for fair value to be applied, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosure about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The impact of the adoption of SFAS 157 on the Plan’s Statements of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits is not yet known.

3.  Master Trust Accounts

Investments

Fluor Corporation Master Trust - Fluor manages the Plan, the Fluor Daniel Craft Employees 401(k) Retirement Plan and the Fluor Corporation Salaried Employees’ Savings Investment Plan (collectively, the “Fluor Corporation DC Investments”) and the Defined Benefit Plan of Fluor Corporation and Participating Subsidiaries (“Fluor Corporation DB Investments”). On January 2, 2007, the Fluor Corporation DB Investments were transferred into a separate account within the Master Trust and were no longer commingled with the Fluor Corporation DC Investments.  As a result, the 2007 Fluor Corporation DC Investments are presented as a single master trust investment account because all the investments are participant-directed.  The 2006 amounts have been reclassified to conform to the 2007 presentation.

The net assets at fair value of the Master Trust consist of the following as of December 31, 2007 and 2006:

	2007	2006
	(In thousands)
Assets
Fluor Corporation DC Investments	$2,611,533	$2,334,465
Fluor Corporation DB Investments	510,762	439,166
Net Assets of the Fluor Corporation Master Trust - at fair value	3,122,295	2,773,631

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,023)	—
Net Assets of the Fluor Corporation Master Trust	$3,118,272	$2,773,631

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

Investment income for the Master Trust is as follows for the year ended December 31, 2007:

2007
(In thousands)
Investment income
Fluor Corporation DC Investments	$272,558
Fluor Corporation DB Investments	52,622
Total investment income	$325,180

Fluor Corporation DC Investments - The Plan’s investments consist of a proportionate interest in the Fluor Corporation DC Investments held by the Master Trust.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

Assets

The net assets of the Fluor Corporation DC Investments and the percentage interests held by the Plan as of December 31, 2007 and 2006, were as follows:

	Fluor Corporation DC Investments		Interest Held by Plan
	2007	2006	2007	2006
	(In thousands)
Assets
Government securities	$21,881	$61,457	0.90%	0.67%
Securities lending arrangements:
Corporate equity securities	71,706	78,254	0.79	0.70
Government securities	2,159	27,236	0.88	0.67
Bonds and notes	1,029	2,114	0.87	0.66
Securities lending collateral - cash	76,337	103,493	0.79	0.69
Securities lending collateral - non-cash	868	7,140	0.81	0.67
Bonds	42,155	41,864	0.90	0.67
Common or collective trusts	1,064,130	1,096,713	0.66	0.91
Mutual fund	1,141	—	0.61	—
Synthetic guaranteed investment contracts	469,056	—	0.79	—
Deposits	—	4,401	—	0.98
Foreign currency and cash	4,098	183,782	0.83	0.65
Corporate equity securities	668,347	507,283	1.00	0.94
Foreign currency exchange contracts	33,251	49,583	0.78	0.66
Rights and warrants	—	681	—	0.59
Investment income receivable	1,347	9,776	0.97	0.86
Due from brokers for securities purchased	8,533	150,804	0.98	0.67
Self-directed brokerage account(1) – mutual funds	261,020	245,836	0.37	0.42
Total assets	2,727,058	2,570,417	0.75	0.80

Liabilities
Accrued expenses	(1,080)	(46)	0.83	—
Foreign currency exchange contracts	(33,413)	(49,434)	0.78	0.66
Due to brokers for securities purchased	(3,827)	(75,839)	0.91	0.67
Obligation to return collateral - cash	(76,337)	(103,493)	0.79	0.69
Obligation to return collateral - non-cash	(868)	(7,140)	0.81	0.67
Total liabilities	(115,525)	(235,952)	0.79	0.68

Net assets of the Fluor Corporation DC Investments – at fair value	2,611,533	2,334,465	0.75	0.82
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,023)	—	0.80	—
Net assets of the Fluor Corporation DC Investments	$2,607,510	$2,334,465	0.75%	0.82%

(1)  Until July 2007, funds were held in a mutual fund window account.  Beginning in July 2007, the funds were transferred to the self-directed brokerage account.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor common stock, investment properties, mortgage notes, and commingled funds) to a select number of qualified borrowers (generally national and international brokerage firms).  Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are obligated to return the securities to the Master Trust.  All borrowed securities are secured by collateral held by the Trustee which have a fair value no less than the fair value of the borrowed securities at all times. As of December 31, 2007 and 2006, in the event a security borrower is unable to fulfill its obligation to return borrowed securities and the collateral is not sufficient to purchase identical securities, the deficiency is allocated to all entities participating in the Trustee’s security lending program on a pro rata basis. No such deficiencies were allocated to the Master Trust during the year ended December 31, 2007. Effective January 16, 2008, the Master Trust is fully indemnified by the Trustee against any losses incurred as a result of borrower default. Securities lending net income of approximately $493,000 was earned under the lending agreement during the year ended December 31, 2007.

Investment Income

Investment income for the Fluor Corporation DC Investments and the Plan’s share in investment income for the year ended December 31, 2007, is as follows:

	Fluor Corporation DC Investments	Interest Held by Plan
	(In thousands)
Net appreciation (depreciation) in fair value of investments
At quoted market prices
Government securities	$535	0.93%
Corporate equity securities	176,221	1.18
Bonds	(964)	0.83
Self-directed brokerage account – mutual funds	31,942	0.55
Mutual fund	7	—
Other	(450)	0.67
Total at quoted market prices	207,291	1.09

At estimated fair value
Common or collective trusts	39,611	0.76
Total at estimated fair value	39,611	0.76

Total net appreciation	246,902	1.03
Interest on synthetic guaranteed investment contracts	23,452	0.78
Securities lending income	6,186	0.75
Interest	3,728	0.86
Dividends	6,693	1.02
Other income	62	1.61
Securities lending expense	(5,693)	0.75
Investment management and administrative expenses	(8,772)	0.84
Total investment income	$272,558	1.01%

Other than the Plan’s interest in the Master Trust, there are no assets held for investment that represent more than 5 percent or more of the Plan’s net assets at December 31, 2007 and 2006.

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

4.  Stable Value Fund

Beginning January 2, 2007, the Plan’s investment in the Master Trust through its investment in the Fluor Corporation DC Investments included amounts in a Stable Value Fund, which was established for the investment of the assets of all participating plans.  Each participating plan has an undivided interest in the Stable Value Fund.  At December 31, 2007, the Plan’s interests in the net assets of the Stable Value Fund was 0.79% of the total Stable Value Fund.  Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating Plans on a daily basis.

Investments held in the Stable Value Fund as of December 31, 2007 were as follows:

2007

Synthetic guaranteed investment contracts (at contract value)	$424,916,326
Common or collective trusts	40,117,230
Total	$465,033,556

Investment income, net of expenses, of the Stable Value Fund totaled $22,743,878 for the year ended December 31, 2007.

The Stable Value Fund enters into participating or hybrid contracts. In a participating contract, the contract holder participates in asset and liability risks.  In a hybrid contract, the contract holder shares the asset and liability risks with the contract provider. In the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, synthetic GIC contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

The primary variables impacting the future crediting rates of the synthetic GICs are driven by the performance of the underlying assets.

The Stable Value Fund is designed to reset its respective crediting rate on a quarterly basis and cannot credit an interest rate that is less than zero percent.

The crediting rate of the Stable Value Fund tracks current market yields on a trailing basis. The rate reset allows the Stable Value Fund to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of the Stable Value Fund has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

The weighted-average yield (excluding administrative expenses) earned by the Stable Value Fund at December 31, 2007 was 5.14%.  The weighted-average yield earned by the Stable Value Fund with an adjustment to reflect the actual interest rate credited to participants in the Stable Value Fund at December 31, 2007 was 5.53%.

In certain circumstances, the amounts withdrawn are not considered in the ordinary course of Stable Value Fund operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include material amendments to the Stable Value Fund’s structure or administration, changes to the participating plans’ competing investment options including the elimination of equity wash provisions, complete or partial termination of the Stable Value Fund, including a merger with another fund, the failure of the Stable Value Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, the redemption of all or a portion of the interests in the Stable Value Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan, any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Stable Value Fund or participating plans, and the delivery of any communication to plan participants designed to influence a participant not to invest in the Stable Value Fund.

At this time, the Plan management does not believe that the occurrence of any such market value event, which would limit the Stable Value Fund’s ability to transact at contract value with participants, is probable.

5. Related Party Transactions

Certain Plan investments in the common or collective trusts accounts are managed by The Northern Trust Company, BGI, and Aberdeen Asset Management, Inc. (Aberdeen).  The Northern Trust Company is the trustee and BGI and Aberdeen are investment managers, all of whom have fiduciary responsibility to the Plan.  These transactions qualify as party-in-interest transactions.  Additionally, a portion of the Plan’s assets are invested in Fluor’s common stock.  Because Fluor is the Plan sponsor, transactions involving Fluor’s common stock qualify as party-in-interest transactions.  Master Trust holdings for Northern Trust, BGI, Aberdeen and Fluor stock amounted to approximately $139,479,000, $909,120,000, $11,169,000 and $254,788,000 as of December 31, 2007.  Master Trust holdings for Northern Trust, BGI, Aberdeen and Fluor stock amounted to approximately $810,561,000, $248,742,000, $11,147,000 and $170,546,000 as of December 31, 2006.  All of these party-in-interest transactions are exempt from the prohibited transaction rules.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2007	2006

Net assets available for benefits per the financial statements	$19,742,950	$19,240,104
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	32,183	—
Net assets available for benefits per the Form 5500	$19,775,133	$19,240,104

TRS 401(k) Retirement Plan

Notes to Financial Statements (continued)

The following is a reconciliation of the net increase per the financial statements to net income per the Form 5500 for the year ended December 31, 2007:

2007

Net increase per the financial statements	$502,846
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	32,183
Net income per the Form 5500	$535,029

The accompanying financial statements present fully benefit responsive contracts at contract value.  The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value.  Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

Supplemental Schedule

Schedule I

TRS 401(k) Retirement Plan

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

EIN:  57-0785147

Plan:  001

December 31, 2007

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current value

Loans to Participants *	Interest rates ranging from 4.75% to 9.00%	—	$146,333

*                 Party-in-interest investment that is not a “prohibited investment” under the Employee Retirement Income Security Act of 1974.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the TRS 401(k) Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2008

TRS 401(k) Retirement Plan

	By:	/s/ H. Steven Gilbert
H. Steven Gilbert
Member, Investment Committee

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm